

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Via E-mail
Mr. Dean L. Ledger
Chief Executive Officer
Nanoflex Power Corporation
17207 N. Perimeter Dr., Suite 210
Scottsdale, Arizona 85255

>   **Re: Nanoflex Power Corporation**
>   **Registration Statement on Form S-1**
>   **Filed February 11, 2014**
>   **File No. 333-193878**

Dear Mr. Ledger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide updated financial statements and related disclosures to the extent required by Rule 8-08 of Regulation S-X.

2. Please file an XBRL exhibit once you have included a price.

Registration Statement Cover Page

3. We note file number 333-187308 on the front cover page of the registration statement. Please revise to include the correct file number on the front cover page of the registration statement.

Resale Prospectus

General

4. Since it appears that you are not eligible to do an at the market offering on a primary basis pursuant to Rule 415(a)(4), please revise your disclosure throughout your registration statement to include a fixed price for the duration of the offering. Also, we note disclosure on page 20 that the selling stockholders "may be deemed to be underwriters". Please revise your disclosure to name the selling stockholders as underwriters. Please refer to Securities Act Rules Question 612.15 of the Compliance and Disclosure Interpretations for further guidance.

Selling Security Holders, page 10

5. Please disclose in this section, the nature of any position, office, or other material relationship which the selling security holders have had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Resale Prospectus Executive Compensation, page 40

Summary Compensation Table, page 40

Distribution Prospectus – Executive Compensation, page 35

Summary Compensation Table, page 35

6. Please revise to include executive compensation information for the last two fiscal years including information for the year ended December 31, 2013. See Item 402(n)(1) of Regulation S-K.

Distribution Prospectus

General

7. Since it appears that you are not eligible to do an at the market offering on a primary basis pursuant to Rule 415(a)(4), please revise your disclosure throughout your registration statement to include a fixed price for the duration of the offering. Also, please revise your disclosure to name Nanoflex Power Corporation and its shareholders as underwriters.

8. Please provide a legal analysis for registering the additional rounded shares.

<u>What are the federal income tax consequences of the Distribution . . ., page 12</u>

<u>Important Federal Income Tax Consequences, page 14</u>

9. We note disclosure that the Distribution may or may not be tax-free. Please revise to provide a firm conclusion regarding the tax consequences to security holders and remove the phrase "may or may not be tax-free". Please note that when a registrant represents that a transaction is a taxable transaction, no opinion of counsel or accountant is required. If the Distribution is tax-free, please revise to disclose your tax opinion from counsel and provide the name of counsel providing the opinion and a consent. Please tell us whether counsel will issue a short-form or long-form opinion. We may have further comments after reviewing your response. See the Section III.A.2 of Staff Legal Bulletin No. 19 dated October 14, 2011.

<u>Signatures, page II-4</u>

10. Please revise the second signature section to include the signature of your principal financial officer and your controller or principal accounting officer. We note that while you have included the signatures of your principal executive officer and principal financial and accounting officers on behalf of the company, you have not included their signatures in their individual capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Darren Ofsink, Esq.